Exhibit 99.1
EnCana Corporation
Pro Forma Consolidated Financial Statements
(unaudited)
For the Year Ended December 31, 2008 and
the Nine Months Ended September 30, 2009
(U.S. Dollars)

Pro Forma Consolidated Statement of Earnings (unaudited)

	For the Nine Months Ended September 30, 2009
		Deduct	Add(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions, except per share amounts)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$12,251	$7,305	$		$4,946

Expenses
Production and mineral taxes	122	31			91
Transportation and selling	969	467			502
Operating	1,575	839			736
Purchased product	4,341	3,706			635
Depreciation, depletion and amortization	2,955	989	96	(A)	2,062
Administrative	350	122	37	(B)	263
			(2)	(C)
Interest, net	388	143			245
Accretion of asset retirement obligation	56	29			27
Foreign exchange (gain) loss, net	(116)	197			(313)
(Gain) loss on divestitures	1	—			1

Net Earnings Before Income Tax	1,610	782	(131)		697
Income tax expense	384	158	(45)	(D i,ii,iii,iv)	181

Net Earnings	$1,226	$624	$(86)		$516

Net Earnings per Common Share				(G)
Basic	$1.63				$0.69
Diluted	$1.63				$0.69

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Balance Sheet (unaudited)

	As at September 30, 2009
		Deduct	Add(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Assets
Current Assets
Cash and cash equivalents	$1,376	$185	$3,683	(F),(I i)	$4,528
			(423)	(I ii)
			77	(L)
Accounts receivable and accrued revenues	1,596	876			720
Current portion of partnership contribution receivable	325	325			—
Risk management	586	146	155	(K)	595
Inventories	727	716			11

	4,610	2,248	3,492		5,854

Property, Plant and Equipment, net	38,481	13,651			24,830
Restricted Cash	3,619	3,619			—
Investments and Other Assets	936	241			695
Partnership Contribution Receivable	2,589	2,589			—
Risk Management	31	3	10	(K)	38
Goodwill	2,703	1,068			1,635

	$52,969	$23,419	$3,502		$33,052

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,947	$1,378	$103	(E)	$1,672
Income tax payable	880	473	300	(D ii)	1,522
			815	(F)
Current portion of partnership contribution payable	320	320			—
Risk management	12	9	155	(K)	158
Current portion of long-term debt	200	70	70	(I i)	200

	4,359	2,250	1,443		3,552

Long-Term Debt	7,963	2,798	2,798	(I i)	7,540

			(423)	(I ii)
Cenovus Notes	3,468	3,468			—
Other Liabilities	1,083	63			1,020
Partnership Contribution Payable	2,615	2,615			—
Risk Management	90	7	10	(K)	93
Asset Retirement Obligation	1,412	726			686
Future Income Taxes	7,020	2,573	(300)	(D ii)	3,744
			(403)	(D v)
			—	(J)

	28,010	14,500	3,125		16,635

Shareholders’ Equity
Share capital	4,581	—		(G)	4,581
Paid in surplus	6	—			6
Retained earnings	17,909	—	(103)	(E)	10,828
			(7,458)	(H)
			403	(D v)
			—	(J)
			77	(L)
Owner’s net investment	—	7,458	7,458	(H)	—
Accumulated other comprehensive income	2,463	1,461			1,002

Total Shareholders’ Equity	24,959	8,919	377		16,417

	$52,969	$23,419	$3,502		$33,052

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash From Operating Activities (unaudited)

	For the Nine Months Ended September 30, 2009
		Deduct	Add(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings	$1,226	$624	$(86)		$516
Depreciation, depletion and amortization	2,955	989	96	(A)	2,062
Future income taxes	(488)	(177)	152	(D i,ii,iii,iv)	(159)
Unrealized (gain) loss on risk management	2,391	524			1,867
Unrealized foreign exchange (gain) loss	(149)	211			(360)
Accretion of asset retirement obligation	56	29			27
(Gain) loss on divestitures	1	—			1
Other	184	47			137
Net change in other assets and liabilities	33	(10)			43
Net change in non-cash working capital	274	428			(154)

Cash From Operating Activities	$6,483	$2,665	$162		$3,980

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Earnings (unaudited)

	For the Year Ended December 31, 2008
		Deduct	Add(Deduct)
	EnCana	Cenovus	Pro Forma			EnCana
($ millions, except per share amounts)	Pre-Arrangement	Carve-out	Adjustments	Note 2		Pro Forma

Revenues, Net of Royalties	$30,064	$16,559	$			$13,505

Expenses
Production and mineral taxes	478	75				403
Transportation and selling	1,704	963				741
Operating	2,475	1,223				1,252
Purchased product	11,186	9,710				1,476
Depreciation, depletion and amortization	4,223	1,318	191	(A)		3,096
Administrative	473	167	57	(B)		329
			(34)	(C)
Interest, net	586	218				368
Accretion of asset retirement obligation	79	39				40
Foreign exchange (gain) loss, net	423	(250)				673
(Gain) loss on divestitures	(140)	3				(143)

Net Earnings Before Income Tax	8,577	3,093	(214)			5,270
Income tax expense	2,633	725	(43)	(D i,ii,iii,iv)		1,865

Net Earnings	$5,944	$2,368	$(171)			$3,405

Net Earnings per Common Share				(G	)
Basic	$7.92					$4.54
Diluted	$7.91					$4.53

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash From Operating Activities (unaudited)

	For the Year Ended December 31, 2008
		Deduct	Add(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings	$5,944	$2,368	$(171)		$3,405
Depreciation, depletion and amortization	4,223	1,318	191	(A)	3,096
Future income taxes	1,646	385	36	(D i,ii,iii,iv)	1,297
Cash tax on sale of assets	25	—			25
Unrealized (gain) loss on risk management	(2,729)	(734)			(1,995)
Unrealized foreign exchange (gain) loss	417	(259)			676
Accretion of asset retirement obligation	79	39			40
(Gain) loss on divestitures	(140)	3			(143)
Other	(79)	(32)			(47)
Net change in other assets and liabilities	(262)	(89)			(173)
Net change in non-cash working capital	(269)	(312)			43

Cash From Operating Activities	$8,855	$2,687	$56		$6,224

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements (unaudited)
1. Basis of Presentation
On September 10, 2009, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) will be implemented through a court-approved Plan of Arrangement and is subject to shareholder and regulatory approvals. This reorganization would create two publicly-traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one New EnCana Corporation Common Share and one Cenovus Energy Inc. Common Share for each EnCana Common Share held.
These unaudited Pro Forma Consolidated Financial Statements have been prepared for an Arrangement involving Cenovus Energy Inc. and are expressed in United States dollars. The unaudited Pro Forma Consolidated Financial Statements have been derived from EnCana Corporation’s audited Consolidated Financial Statements for the year ended December 31, 2008 and unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2009; and Cenovus Energy (“Cenovus”) audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008 and unaudited Interim Carve-out Consolidated Financial Statements for the nine months ended September 30, 2009. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis.
These unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with EnCana’s audited Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2009 and related Management’s Discussion and Analysis; as well as Cenovus’s audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Carve-out Consolidated Financial Statements for the nine months ended September 30, 2009 and related Management’s Discussion and Analysis.
In the opinion of Management of EnCana, these unaudited Pro Forma Consolidated Financial Statements include all of the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
These unaudited Pro Forma Consolidated Financial Statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the financial condition and results of operations after the completion of the Arrangement.
The unaudited Pro Forma Consolidated Balance Sheet gives effect to the Arrangement as if it had taken place on September 30, 2009. The unaudited Pro Forma Consolidated Statements of Earnings and Statements of Cash from Operating Activities give effect to the Arrangement as if it had taken place on January 1, 2008. Note 2 outlines the pro forma assumptions and adjustments that have been made.

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements (unaudited)
2. Pro Forma Assumptions and Adjustments

The following adjustments reflect expected changes to EnCana’s historical results which would arise from the Arrangement.
A.
Reflects the expected difference in depreciation, depletion and amortization expense as a result of the Arrangement arising from a change in the depletion rate calculated for EnCana’s Canadian cost centre. Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs are capitalized on a country-by-country cost centre basis. Costs under each cost centre are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs.

B.
Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate EnCana as a separate entity, after removing those costs associated with Cenovus’s employees.

C.
Reduces administrative expense to remove EnCana’s share of the transaction costs incurred related to the Arrangement. This results from the Pro forma Consolidated Statement of Earnings giving effect to the Arrangement as of January 1, 2008.

D.	Pro forma adjustments to income tax expense, future income tax liability and current income tax payable include the following:
i.	adjustments for the tax effect of items A, B and C above;
ii.	adjustments for the effect of the loss of tax deferrals resulting from the anticipated wind up of EnCana’s Canadian upstream oil and gas partnership;
iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of EnCana being considered an independent producer;
iv.	decrease of the expected annual effective tax rate applicable to the pre-tax income in Canada as a result of EnCana being considered a separate legal entity; and
v.	adjustments for an increase of tax pools available for future deductions pertaining to potential changes in structure.
E.
Increases accounts payable to accrue for EnCana’s share of the estimated costs to complete the Arrangement. This results from the Pro forma Consolidated Balance Sheet giving effect to the Arrangement as of September 30, 2009.

F.
EnCana’s current tax payable includes $815 million relating to Cenovus operations and Cenovus’s share of the effect of the anticipated wind up of the Canadian upstream partnership. Cenovus will reimburse EnCana for the $815 million current tax liability attributed to Cenovus with the release of $3,619 million from restricted cash.

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements (unaudited)
2. Pro Forma Assumptions and Adjustments (continued)
G.
The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement EnCana Corporation Common Shares outstanding as at September 30, 2009 and December 31, 2008. The value of stated capital (common share capital) will be adjusted at the time of the Arrangement.

	Millions
	September 30,	December 31,
	2009	2008
Weighted Average Common Shares Outstanding — Basic	750.9	750.1
Effects of Stock Options and Other Dilutive Securities	0.5	1.7

Weighted Average Common Shares Outstanding — Diluted	751.4	751.8

H.
The amount of EnCana’s net investment in Cenovus, which was recorded in Cenovus as Owner’s net investment in its Carve-out Consolidated Financial Statements, is reclassified to Retained Earnings. EnCana’s net investment in Cenovus is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.

I.	EnCana will retain the legal obligation associated with its long-term debt. Pro Forma adjustments to long-term debt and the current portion of long-term debt include the following:
i.
long-term debt of $2,798 million and the current portion of long-term debt of $70 million that has been attributed to Cenovus for carve-out purposes will be paid to EnCana from the release of $3,619 million of restricted cash by Cenovus. The amount of funds received from Cenovus is subject to amendment at the time of the Arrangement in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.

ii.	adjustment to reflect EnCana’s intention to repay amounts outstanding under its commercial paper program and revolving credit facilities with a portion of the funds received from Cenovus.
J.	EnCana’s and Cenovus’s tax pools will be determined at the time of the Arrangement which will have an impact on their respective future tax balances.
K.
EnCana will retain ownership of existing Risk Management contracts, which includes contracts related to Cenovus’s operations. As part of the Arrangement, EnCana and Cenovus will enter into a new risk management contract such that Cenovus receives the risks and rewards of the existing contracts related to its operations. The Pro Forma adjustment presents the effect of this new contract.

L.	EnCana will receive a portion of the restricted cash upon completion of the Arrangement.

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)